FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date October 18, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

     NEWS FOR RELEASE:  October 18, 2006

NEWS RELEASE 06-26

For Further Information Contact:  Jean Pierre Jutras at 1-403-269-6753

                                                                Web:  www.tylerresources.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.  ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

TYLER RESOURCES ANNOUNCES BROKERED FINANCING

Tyler Resources Inc. (“Tyler” or the “Company”) is pleased to announce that it has entered into an agreement with Jennings Capital Inc. (the “Agent”), on a “best efforts” agency basis, to lead a brokered private placement of up to 2,041 Units (“Units”) at CAD $980 per Unit (the “Offering”) for an aggregate of CAD$2,000,180.  Each unit consists of a convertible debenture (a “Debenture”) having a face value of $1,000 and 500 warrants of the Company (each a “Series B Warrant”).  Each Series B Warrant will entitle the holder thereof to purchase one common share of the Company (each a “Common Share”) at a price of CAD$0.60 for a period of two years from the Closing Date (as hereinafter defined), subject to acceleration rights.  The Agents will receive a cash commission equal to 8.0% of the aggregate gross proceeds of the Offering and such number of warrants (the "Agent Warrants") as is equal to 8% of the aggregate number of Common Shares issuable upon conversion of the Debenture at the conversion price of CAD$0.55 (as described below – for further clarity, a maximum of 290,909 Agent Warrants), with each Agent Warrant entitling the holder thereof to acquire one Common Share at a price of CAD$0.55 per Common Share for a period of 18 months from the date of issue.  The Agents shall have the option, exercisable at any time up to 48 hours prior to the Closing Date, to increase the size of the Offering by up to an additional 510 Units.

Each Debenture will bear 10% per annum simple interest and mature on the first business day which is at least two years and one day after the Closing Date (the “Maturity Date”).  At the option of the Company, interest payments may be paid in cash or by the issuance of Common Shares of the Company.  The Debentures will be convertible at the holder’s option into Common Shares at any time or times prior to the earlier to occur of (i) the Maturity Date, and (ii) the business day immediately preceding the date specified for the redemption of such Debentures, at a conversion price of CAD$0.55 per Common Share, subject to the redemption terms defined below.

The Company may, at its option, subject to providing not more than 60 and not less than 30 days’ prior notice, redeem the Debentures in whole or in part at any time after October 30, 2007 and prior to the Maturity Date at a price of CAD$1,020 per Debenture, in cash, or at a conversion price of CAD$0.50 per Common Share, at the holder’s option.

On the date of conversion, interest accrued to but excluding the date of conversion will be payable to the holder.

News Release – October 18, 2006

The securities issued in the Offering will be subject to a hold period of four months plus one day from closing (“hold period”).  After the expiration of the hold period the Company has the right to accelerate the expiry date of the Series B Warrants if the closing price of the Common Shares is equal to or greater than CAD$0.90 per Common Share for a period of 20 consecutive TSX Venture Exchange trading days,  In addition, at any time following the expiration of the hold period, the Company may accelerate the expiry date of the Series B Warrants by giving notice to the holders thereof and in such case the Series B Warrants will expire on the 30th day after the date on which such notice is given by the Company.

The financing is scheduled to close on or about October 31, 2006 and is subject to applicable regulatory and TSX Venture Exchange approval and completion of definitive documentation.  Proceeds from the offering will be used to purchase the 10% net profits interest royalty on the Company’s Bahuerachi property in Mexico and for working capital purposes.

The Units will be offered by way of private placement exemptions in the provinces of Ontario, British Columbia and Alberta and such other jurisdictions within and outside of Canada as may be agreed to between the Company and the Agent. The Offering will not be available in the United States except under applicable registration exemptions under the United States Securities Act of 1933.

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts Mexico’s fourth largest mineralized porphyry system. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.